Rio Tinto

EXHIBIT 99.1

Notice to ASX/LSE

25 October 2022

Results of Rio Tinto general meetings relating to the proposed joint venture with China Baowu Steel Group Co., Ltd

The general meetings of Rio Tinto plc and Rio Tinto Limited relating to the proposed joint venture with China Baowu Steel Group Co., Ltd were held on 25 October 2022 as contemporaneous meetings in London and Perth respectively.

Under Rio Tinto's dual listed companies structure (DLC) established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are put to both Rio Tinto plc and Rio Tinto Limited shareholders on a poll by way of a joint electoral procedure. Resolutions 1 and 2 contained in the notices of meeting of each of Rio Tinto plc and Rio Tinto Limited fall into this category.

Information on the final proxy position for each company is detailed in Appendix 1, and the votes cast on each resolution as a percentage of the issued capital of each company is set out on our website at riotinto.com/gm2022.

Resolutions 1 and 2 as set out below were each duly carried as ordinary resolutions. The results of the polls were as follows:

Resolution	Total Votes Cast	For		Against		Withheld/ Abstained [1]
		Number	%	Number	%	
1. a) For the purposes of ASX Listing Rule 10.1 and all other purposes, to approve the Transaction, and the entry into and performance of the Transaction Documents; and b) to authorise the Directors (or any duly constituted committee thereof) to do all necessary, expedient or desirable things to implement, complete or to procure the implementation or completion of the Transaction and any matters incidental to the Transaction with such non-material modifications, variations, revisions, waivers or amendments as they may deem necessary, expedient or desirable.	1,129,949,198	1,127,123,620	99.75	2,825,578	0.25	2,463,339
2. Subject to, and conditional upon passing of Resolution 1, and for the purpose of ASX Listing Rule 10.1 only, to approve any acquisition or disposal of a substantial asset from or to China Baowu Steel Group Co., Ltd or its associates pursuant to a Future Transaction.[2]	1,129,881,043	1,126,750,638	99.72	3,130,405	0.28	2,531,494

[1] In calculating the results of the respective polls under the joint electoral procedure, "withheld" votes at Rio Tinto plc's meeting are aggregated with "abstained" votes at Rio Tinto Limited's meeting. For all relevant purposes "withheld" votes and "abstained" votes have the same meaning. They are not included in the calculation of the proportion of votes for and against each resolution. "Withheld" votes and "abstained" votes do not have the same meaning as votes that are required to be "disregarded" under ASX Listing Rule 10.

[2] Resolution 2 was conditional upon Resolution 1 being passed.

Notice to ASX/LSE

Page **1** of **4**

Notice to ASX/LSE Page 2 of 4 The results of the Rio Tinto plc polls were certified by the scrutineer, Computershare Investor Services PLC, and the results of the Rio Tinto Limited polls were as reported by the duly appointed returning officer, a representative of Computershare Investor Services Pty Limited. Rio Tinto is aware that a number of votes cast in favour of each of the resolutions put to the shareholders of Rio Tinto plc and Rio Tinto Limited have been cast by entities which may be considered under Australian Securities Exchange (ASX) Listing Rule 10.1 to be associates of China Baowu Steel Group Co., Ltd (Associates’ Votes). The Associates’ Votes include votes cast by Shining Prospect Pte. Ltd (a subsidiary of the Aluminum Corporation of China (Chinalco)) which holds 14.61% of the voting rights in Rio Tinto plc, giving it voting power of 11.26% in the Rio Tinto Group on Joint Decision Matters. If the Associates’ Votes cast in favour of Resolutions 1 and 2 were treated as if they had not been cast, as required under ASX Listing Rule 10, Resolutions 1 and 2 would nevertheless have passed with the requisite majority. The proposed joint venture with China Baowu Steel Group remains subject to a number of other conditions precedent being satisfied. Subject to satisfaction of those conditions, the transaction is expected to be finalised in late 2022 and, following receipt of all necessary approvals, construction is expected to commence in 2023.

Notice to ASX/LSE Page 3 of 4 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Matthew Klar M+ 44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com

Notice to ASX/LSE Page 4 of 4 Appendix 1 FINAL PROXY POSITION Shareholders are encouraged to look at the voting figures provided in the main part of this announcement, as proxy figures may not be an accurate indication of the voting at the general meetings; a proxy is an authority or direction to the proxy holder to vote and not a vote itself. As such, the proxy figures do not reflect the votes cast by shareholders who attend the meeting in person, or through an attorney or corporate representative. References in this appendix in respect of Resolutions 1 and 2 to an appointment specifying that a proxy abstain on a resolution should, when referring to voting at Rio Tinto plc’s general meeting, be taken as references to the appointment specifying that the proxy withhold from voting on a resolution. The proxy position for each company (excluding the proxy votes carried from one meeting to the other meeting by the Special Voting Shares in accordance with the DLC structure) on the resolutions put to both Rio Tinto plc and Rio Tinto Limited shareholders under the joint electoral procedure was as follows: PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS 1 Rio Tinto plc Rio Tinto Limited 1 a) For the purposes of ASX Listing Rule 10.1 and all other purposes, to approve the Transaction, and the entry into and performance of the Transaction Documents; and b) to authorise the Directors (or any duly constituted committee thereof) to do all necessary, expedient or desirable things to implement, complete or to procure the implementation or completion of the Transaction and any matters incidental to the Transaction with such non-material modifications, variations, revisions, waivers or amendments as they may deem necessary, expedient or desirable. Total number of proxy votes exercisable by all proxies validly appointed: 924,040,464 205,888,977 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 921,860,628 203,276,416 (ii) was to vote against the resolution 1,982,001 843,607 (iii) was to abstain on the resolution 1,925,954 537,385 (iv) may vote at the proxy's discretion 197,835 1,768,954 2 Subject to, and conditional upon passing of Resolution 1, and for the purpose of ASX Listing Rule 10.1 only, to approve any acquisition or disposal of a substantial asset from or to China Baowu Steel Group Co., Ltd or its associates pursuant to a Future Transaction. Total number of proxy votes exercisable by all proxies validly appointed: 923,982,917 205,878,369 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 921,662,334 203,097,525 (ii) was to vote against the resolution 2,120,551 1,009,884 (iii) was to abstain on the resolution 1,983,501 547,993 (iv) may vote at the proxy's discretion 200,032 1,770,960 1 The total number of proxy votes may include Associates’ Votes. Refer to the main part of this announcement for further details.